

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2024

Kevin Charlton
Chief Executive Officer
NewHold Investment Corp. III
52 Vanderbilt Avenue
Suite 2005
New York, NY 10017

> **Re: NewHold Investment Corp. III**
> **Draft Registration Statement on Form S-1**
> **Submitted November 5, 2024**
> **CIK No.: 0002043699**

Dear Kevin Charlton:

Our initial review of your registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, your registration statement does not contain a signed report of your independent registered public accounting firm.

We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses these deficiencies.

Please contact Dorrie Yale at 202-551-8776 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Giovanni Caruso